Exhibit 3

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE (I) ORDINARY GENERAL SHAREHOLDERS MEETING AND (II) EXTRAORDINARY SHAREHOLDERS MEETING OF

CEMEX, S.A.B. DE C.V.1

Why are there two shareholders meetings?

Under Mexican law, certain matters can only be approved at an Ordinary Shareholders Meeting and other matters, such as the ones described in more detail further below, at an Extraordinary Shareholders Meeting. On March 28, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) will first have its Ordinary General Shareholders Meeting (the “Ordinary Meeting”) and will then have its Extraordinary Shareholders Meeting (the “Extraordinary Meeting”).

CEMEX ORDINARY MEETING

What is being proposed under item I of the agenda for the CEMEX Ordinary Meeting?

The discussion and approval of certain reports for the year ended on December 31, 2018, which include CEMEX’s consolidated financial statements, results of operations, cash flow and variations of capital stock, that pursuant to the laws of Mexico the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders at an Ordinary Meeting after the shareholders are informed of the opinion of CEMEX’s Board of Directors with respect to the report presented by CEMEX’s CEO, the reports of CEMEX’s Audit and Corporate Practices and Finance committees, the accounting policies and criteria report and the tax status report of CEMEX, in each case as required in accordance with applicable Mexican Securities Market Laws, Tax Laws and CEMEX’s by-laws. This proposal is standard for companies in Mexico at Ordinary Meetings. The documents described in Item I of the agenda are expected to be made publicly available on CEMEX’s website by February 28, 2019.

What is being proposed under item II of the agenda for the CEMEX Ordinary Meeting?

The approval of a proposal for the allocation of profits for the year ended December 31, 2018, as well as the declaration of a cash dividend. As had been anticipated in July 2018 when CEMEX announced its “A Stronger CEMEX” initiative, the aggregate amount of the dividend expected to be declared is of U.S.$150 million, and should be declared in USD and paid in Mexican Pesos in two equal installments (the first installment in June of 2019 and the second installment in December of 2019). Holders of CEMEX’s American Depositary Shares would ultimately receive the dividend payment in USD. This proposal is also standard for companies in Mexico at Ordinary Meetings. Additional details, if any, on this Item II of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website by February 28, 2019.

What is being proposed under item III of the agenda for the CEMEX Ordinary Meeting?

Two things: (1) First, as required by the laws of Mexico, the presentation by CEMEX’s Board of Directors of the report that contains the procedures and approvals (the “Procedures and Approvals”) that were implemented and followed regarding the share buyback program that was established and executed during the 2018 calendar year; and (2) Second, similar to what was discussed and approved in the

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This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this document.

Ordinary Meeting held in 2018 relating to the share buyback program that was established and executed during the 2018 calendar year, the discussion and approval to set the amount of a reserve that would be used for the repurchase of CEMEX shares or other instruments representing such shares. The share buyback program being proposed would be of up to U.S.$500 Million for the remainder of 2019 and up until the next Ordinary Meeting expected to be held in 2020.

In general, the Procedures and Approvals followed during 2018 would also be followed during 2019. In particular, if the proposal is approved, repurchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of CEMEX’s Board of Directors, CEMEX’ CEO or CEMEX’s Chief Finance Officer. This share buyback program does not obligate CEMEX to acquire any particular amount of stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in CEMEX’s business, CEMEX stock prices, market conditions and other factors such as restrictions in CEMEX’s debt agreements. The existing share buyback program may be suspended, modified or discontinued at any time and has no set expiration date. The Ordinary Meeting expected to be held in each of the following years would need to approve the amount of the share buyback program for the remainder of such corresponding year up until the following Ordinary Meeting. Additional details, if any, on this Item III of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website by February 28, 2019.

What is being proposed under item IV of the agenda for the CEMEX Ordinary Meeting?

Three things: (1) First, as a result of the 3.75% Convertible Subordinated Notes issued in March of 2011 due March 2018 (the “Convertible Notes due in 2018”) being substantially paid in cash at maturity in March 2018 for an amount of approximately US$365 million, it is being proposed that the Ordinary Meeting approve a reduction in the capital stock of CEMEX (in its variable part) by cancelling the CEMEX treasury shares that had been issued but have not been subscribed, to support the conversion rights under the Convertible Notes due in 2018, as these shares are no longer needed because the Convertible Notes due 2018 are no longer outstanding; (2) Second, to decrease the capital stock of CEMEX (in its variable part) by cancelling the CEMEX shares that were repurchased during the 2018 calendar year under CEMEX’s share buyback program (which represented approximately 1.01 % of CEMEX’s outstanding capital stock); and (3) Third, as a result of the cash dividend that is being proposed to be declared under item II of the agenda for the Ordinary Meeting, as required under the anti-dilution provisions of the indentures that govern CEMEX’s currently outstanding convertible notes and to have sufficient CEMEX shares to support any conversions, an increase in the variable portion of CEMEX’s capital stock through the issuance of additional shares to be held in treasury, as required to support the conversion rights under CEMEX’s currently outstanding convertible notes. This item of the agenda does not contemplate any new issuance of convertible notes. Additional details, if any, on this Item IV (3) of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website by February 28, 2019.

What is being proposed under items V, VI and VII of the agenda for the CEMEX Ordinary Meeting?

In accordance with the laws of Mexico, for item V of the agenda, the approval of (i) the persons that will be proposed during the meeting to be appointed as members of CEMEX’s Board of Directors and (ii) the persons that will be proposed during the meeting to be appointed the President, respectively for each corresponding committee, and members of CEMEX’s Audit Committee and the Corporate Practices and Finance Committee. Under the laws of Mexico, the individuals being proposed are done so as a group and not individually; for item VI of the agenda, the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee and the Corporate Practices and Finance Committee; and for item VII of the agenda, the proposal to appoint the delegate or delegates to formalize the approved resolutions. These proposals are standard for companies in Mexico at these meetings. The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors and CEMEX’s Audit and Corporate Practices and Finance committees, respectively, as well as their proposed compensation, are expected to be made available on CEMEX’s website by February 28, 2019.

CEMEX EXTRAORDINARY MEETING

What is being proposed under item I of the agenda for the CEMEX Extraordinary Meeting?

As required by the laws of Mexico, and in order to implement and execute an administrative and operational corporate reorganization, the approval of the proposal to merge certain direct and indirect subsidiaries of CEMEX in Mexico with and into CEMEX, with CEMEX being the surviving company. In particular, as of January 30, 2019, CEMEX has approximately 65 direct and indirect subsidiaries in Mexico, of which 29 direct and indirect subsidiaries of CEMEX in Mexico would be merged, though one or more mergers, with and into CEMEX. After the mergers are formalized, the aggregate number of direct and indirect subsidiaries of CEMEX in Mexico would be reduced from approximately 65 to 36.

Through the proposed merger(s), consistent with the “A Stronger CEMEX” plan announced in July of 2018, CEMEX expects to streamline the number of legal companies in Mexico and, as a result, contribute to costs savings by reducing costs and expenses (i.e., audit, notary and other legal fees) associated with maintaining legal companies in Mexico, as well as substantially reducing the administrative tasks (i.e., bookkeeping, number of transactions with other CEMEX affiliates) required to maintain each legal company. CEMEX expects that the proposed merger(s) will probably trigger taxes to be paid in Mexico due to the resulting acquisition by CEMEX of immovable property pursuant to this type of transactions, as well as other probable costs and expenses, but CEMEX expects that by 2020 it will see the benefits of the proposed merger(s).

This proposed merger is a continuation of a process initiated in 2014 which consisted of implementing certain changes to allow CEMEX to run its operations in Mexico more efficiently by servicing its customers through a single entity and by end-user (instead of through multiple entities according to line of business), beginning in April 1, 2014, CEMEX integrated and began to carry out all businesses and operational activities of the cement and aggregates sectors in Mexico as a single legal entity. Then, in 2015, CEMEX integrated productive, commercial, marketing and administrative activities related to the sale of ready-mix concrete in Mexico. Now, through the proposed merger, CEMEX intends to consolidate most of its operational assets in Mexico in one single entity (CEMEX).

Further to the above, during recent years, approximately 15 different affiliates in Mexico of CEMEX have already merged amongst themselves, but such mergers did not involve CEMEX. As the merger(s) that are now being requested for approval involves CEMEX, under applicable laws in Mexico, this merger(s) must be approved at the CEMEX Extraordinary Meeting. In addition, the merger(s) are also subject to any applicable third-party consents under various agreements (i.e., financial, commercial, etc.), as well as other standard authorizations for this type of corporate actions (mergers).

Additional details, if any, on this Item I of the agenda of the CEMEX Extraordinary Meeting, are expected to be made available on CEMEX’s website by February 28, 2019.

What is being proposed under item II of the agenda for the CEMEX Extraordinary Meeting?

The approval of a proposal to amend two articles of CEMEX’s by-laws, and the restatement of CEMEX’s by-laws to reflect the proposed changes (if approved).

One of the proposed amendments has the intention of enhancing the corporate purpose of CEMEX by amending article 2 of CEMEX’s by-laws. This amendment is a result of the merger(s) proposed in item I of the agenda for CEMEX’s Extraordinary Meeting, as many of the companies that would be merged with and into CEMEX have, in their corporate purpose, certain activities, which include, among others, activities that would permit CEMEX to be able to transport goods, the provision seaport related services for its maritime terminals, and the manufacture and commercialization cement bags, etc., that are not currently part of CEMEX’s corporate purpose contained in article 2 of CEMEX’s by-laws. This amendment would permit CEMEX to conduct these types of activities (as well as other activities).

The other proposed amendment is to article 28 of CEMEX’s by-laws. This amendment is being proposed to provide CEMEX’s Relevant Executives (as defined under the laws of Mexico) a benefit that is already provided to members of CEMEX’s Board of Directors and CEMEX’s Secretary of the Board of Directors. This benefit consists of allowing CEMEX’s Relevant Executives to have, only for liability arising from the lack of diligence, the benefit of indemnities, guaranties and bonds that CEMEX entered into for the benefit of CEMEX’s Relevant Executives, except in the case of fraud, bad faith and illegal acts by CEMEX’s Relevant Executives.

Additional details, including the exact proposed amendments to CEMEX’s by-laws in the form of a file highlighting the changes being proposed on this Item II of the agenda of the CEMEX Extraordinary Meeting, are expected to be made available on CEMEX’s website by February 28, 2019.

What is being proposed under item III of the agenda for the CEMEX Extraordinary Meeting?

The approval of the delegate or delegates to formalize the approved resolutions. This proposal is standard for companies in Mexico at these meetings.

GENERAL

Where can I get more information and documentation about CEMEX’s Ordinary Meeting and Extraordinary Meeting?

For more information and documentation, you should visit the “Investor Center” section on CEMEX’s website at www.cemex.com. Additional documentation will be made public at the “Investor Center” section on CEMEX’s website at www.cemex.com by February 28, 2019.